

July 29, 2013

Via E-mail
Dunia A. Shive
President and Chief Executive Officer
Belo Corp.
400 South Record Street
Dallas, TX 75202

      Re: Belo Corp.
              Revised Preliminary Merger Proxy Statement on Schedule 14A
              Filed July 22, 2013
              File No. 001-08598

Dear Ms. Shive:

We have reviewed your revised filing and have the following comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Belo's Financial Advisor, page 25

1. We note your response to comment 4 from our letter dated July 10, 2013. We believe that disclosure of financial projections provided to a financial advisor and the assumptions made by the company when preparing the projections may be necessary to assure that the description of an analyses prepared by your financial advisor is meaningful to investors. For example, the disclosure of projections may be material to an investor in evaluating a discounted cash flow analysis because that analysis involves the projected future cash flows of the subject company. In this case, we note that, on page 30, RBC Capital discloses that in performing its discounted cash flow analysis it used "the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the second quarter of calendar year ending December 31, 2013 through the full calendar year ending December 31, 2017 based on internal financial forecasts and other estimates of the Company's management." Please revise your description of the discounted cash flow analysis to disclose the projections used by RBC Capital to prepare this analysis.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director